

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Anthony Georgiadis
Chief Financial Officer
Green Thumb Industries Inc.
325 W. Huron Street, Suite 700
Chicago, IL 60654

> **Re: Green Thumb Industries Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **File No. 000-56132**
> **Filed March 18, 2021**

Dear Mr. Georgiadis:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures, page 80

1.   We note your Form 10-12G automatically went effective and you filed the required Form 10-K for the fiscal year ended December 31, 2019 on April 15, 2020. It appears that your annual report for the fiscal year ended December 31, 2020 represents your second annual report. As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, you are required to comply with Item 308(a) of Regulation S-K. Please file a full amendment to your Form 10-K to include management's report on internal control over financial reporting, including management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2020, as required by Item 308(a) of Regulation S-K. In addition, please consider whether management s failure to provide the required report impacts your disclosure controls and procedures conclusion as of the end of the period. Together with your amended filing, please include all required certifications that are dated as of the date you file your amendment.

Exhibits

2.   We note that the certifications provided in Exhibits 31.1 and 31.2 do not include the language relating your internal control over financial reporting in paragraph 4 and do not include paragraph 4(b) in its entirety. In the requested amendment, please provide revised certifications that include the required information. Refer to Item 601(b)(31) of Regulation S-K. This comment also applies, in part, to your Form 10-Q for the period ended March 31, 2021.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences